EXHIBIT 99.1

Fury Gold Mines Provides Update on Precautionary Evacuation of Eau Claire Camp Due to Nearby Wildfire

All personnel safely evacuated; exploration activities temporarily suspended as a precautionary measure

TORONTO, July 15, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) ("Fury" or the "Company") today announces that, as a precautionary measure, it has evacuated all personnel from its Eau Claire camp, located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec, due to a forest fire burning in the vicinity of the site.

The evacuation was carried out in coordination with local authorities and the Company's emergency response protocols. All employees and contractors have been safely evacuated from the camp, and no injuries have been reported. Exploration and drilling activities at Eau Claire have been temporarily suspended while the situation is assessed.

The Company is closely monitoring the situation in collaboration with local and provincial fire authorities and will provide further updates as more information becomes available, including with respect to the timing of a return to site and any resulting impact on the Company's exploration program at Eau Claire.

"The safety of our people is our top priority," commented Tim Clark, CEO of Fury. "We are grateful to our team and to local authorities for ensuring an orderly and safe evacuation of the Eau Claire camp. We will continue to monitor conditions closely and will resume activities at site as soon as it is safe to do so."

The Company does not currently expect this precautionary suspension to have a material impact on its previously disclosed Phase 2 drill program at Eau Claire, but will provide a further update once activities resume and the extent of any delay can be assessed.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing the Eau Claire gold project towards development, which holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its gold portfolio through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com .

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to, among other things, the status and duration of the forest fire in the vicinity of the Eau Claire camp, the resumption of exploration and drilling activities at Eau Claire, and the anticipated impact, if any, of the evacuation and related suspension of activities on the Company's exploration program and timelines. Such statements reflect the Company's current views and are based on certain assumptions and are subject to certain risks and uncertainties, and are not guarantees of future performance.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements are reasonable, there can be no certainty that such assumptions and expectations will prove to be materially correct. The extent and duration of the wildfire, weather conditions, and decisions of local and provincial authorities are outside the Company's control and may result in changes to the information disclosed herein. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which is inherently uncertain.